LION COPPER AND GOLD RECEIVES EXCHANGE APPROVAL OF

OPTION TO EARN-IN AGREEMENT WITH RIO TINTO

April 27, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG", or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce that further to its March 21, 2022 news release, the TSX Venture Exchange has approved the Company's Option to Earn-in Agreement (the "Agreement") with Rio Tinto America Inc. ("Rio Tinto") dated March 18, 2022.

Under the Agreement, Rio Tinto has the option to earn up to a 75% interest in the Company's Mason Valley, NV assets, including the historic Yerington mine, greenfield MacArthur Project, Wassuk property, the Bear deposit, and associated water rights (the "Mining Assets"). In addition, Rio Tinto will evaluate the potential commercial deployment of its NutonTM technologies at the site. NutonTM offers copper heap leaching technologies developed by Rio Tinto to deliver greater copper recovery from mined ore and access new sources of copper such as low-grade sulphide resources and reprocessing of stockpiles and mineralised waste. The technologies have the potential to deliver leading environmental performance through more efficient water usage, lower carbon emissions, and the ability to reclaim mine sites by reprocessing waste.

Upon completion of a feasibility study, Rio Tinto and Lion CG will decide whether to create an investment vehicle into which the Mining Assets will be transferred, with Rio Tinto holding not less than a 65% interest in the investment vehicle. If Rio Tinto elects not to create the investment vehicle, then Lion CG shall grant to Rio Tinto a 1.5% net smelter return royalty ("NSR") on the Mining Assets. Rio Tinto may elect to fund up to sixty million U.S. dollars ($60,000,000) of Lion CG's project financing costs in exchange for a 10% increase in Rio Tinto's ownership percentage. In addition, upon mutual agreement of Rio Tinto and Lion CG, Rio Tinto may fund an additional forty million U.S. dollars ($40,000,000) of Lion CG's project financing costs in exchange for an additional 5% increase in Rio Tinto's ownership percentage.  Rio Tinto may also acquire 1.0% or a pro rata portion thereof for (a) each US$4,500,000 paid for any additional infrastructure that Lion CG and Rio Tinto mutually agree to pursue; and (b) each US$4,500,000 which Rio Tinto funds for the feasibility study in excess of the US$50,000,000. If Lion CG's ownership percentage in the investment vehicle is diluted to 10% or less, then Lion CG's ownership interest will be converted into a 1% uncapped NSR. Please see the Company's March 21, 2022 news release for additional information on the Agreement with Rio Tinto.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship MacArthur Copper Project in Mason Valley, Nevada, in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.